Exhibit 1.

Alpha Pro Tech

 L T D.

ALPHA PRO TECH, LTD. ANNOUNCES FOURTH QUARTER AND YEAR END FINANCIAL
RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2007

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

Nogales, Arizona – March 19, 2008, Alpha Pro Tech (AMEX: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today announced its financial results for the fourth quarter and full year ended December 31, 2007.

Consolidated sales for the fourth quarter ended December 31, 2007 decreased 24.5% to $8.0 million from $10.5 million in the comparable quarter in 2006. Sales for the Disposable Protective Apparel segment for the quarter decreased 18.8% to $5.2 million compared to $6.4 million for the same period of 2006. The Infection Control segment sales for the quarter decreased 30.0% to $1.4 million compared to $2.0 million for the same period of 2006. Engineered Products segment sales for the quarter decreased by 44.4% to $1.0 million compared to $1.8 million for the same period of 2006 and Extended Care segment sales were down 11.3% to $338,000 from $381,000.

Al Millar, President of Alpha Pro Tech commented, “The decrease in quarterly sales of Disposable Protective Apparel was primarily due to lower shipments to that segment’s largest distributor as well as record fourth quarter 2006 comparables.  Also of note, although the sales of Disposable Protective Apparel for fourth quarter of 2007 was $5.2 million compared to $6.4 million in the same period last year, it was not significantly below the 2007 quarterly average of $5.6 million and the 2006 quarterly  average of $5.3 million.  Engineered Products sales were impacted by the weak housing market and the loss of our largest distributor in the first quarter of 2007. To a lesser extent, fourth quarter sales were impacted by the decrease in the Infection Control segment as mask sales were down as concerns about Avian flu have abated.”

Mr. Millar continued, “Even though sales of our Disposable Protective Apparel segment were down in the fourth quarter 2007, they were up overall for the year. Coming into the fourth quarter, sales were up 17% in this segment but weak shipments to our largest distributor impacted our fourth quarter and our over all top line growth.  Although shipments to this distributor were weak in the fourth quarter, their shipments to their end users were in line with their 2007 quarterly average sales.  We expect top line growth in 2008 from this segment due to our expanded distribution network now that we can sell our products to other distributors.  Sales were significantly affected by decreased sales of our construction supply weatherization products. We remain encouraged by the recent distribution agreements, as well as further discussions with new distribution channels, as we continue to strengthen our Engineered Products relationships in the face of the housing downturn. Our efforts are reflected in the agreement we signed with Allied Building Products Corp., which has nearly 200 locations nationwide and will private label the RexSynfelt® roof underlayment. In addition  subsequent to the year end, we also received the necessary vendor number from a national home and building products chain for the RexSynfelt® roof underlayment product. Our synthetic underlayment has become a cost-effective off-the-shelf alternative to traditional felt-based tar paper due to escalating oil prices. When combined with the additional 50 percent labor saving on installation, its slip resistant coating, and its stronger, lighter material, there has been increased interest in the product. In addition, we just announced ICC-ES approval for our house wrap product, which along with our ICC-ES approved synthetic roof underlayment, significantly expands market opportunities for us, as many construction supply companies, builders, and architects require this certification to sell weatherization products. This positions us well for the anticipated significant acceleration of this segment in 2008.  We expect the growth for the Disposable Protective Apparel and Engineered Products segments to commence during the second quarter of 2008.”

Gross profit decreased by 27.0% to $3.6 million for the fourth quarter 2007, or 45.4% gross profit margin, from $5.0 million, or 47.0% gross profit margin, for the same period in 2006. Gross profit decreased due to higher manufacturing costs, primarily from China.

Selling, general and administrative expenses decreased by 3.4% to $3.0 million for the fourth quarter 2007 from $3.1 million for the same quarter last year.  The decrease was primarily due to less travel to Asia and fewer expenses in the Engineered Products segments.

Income from operations decreased by $1.3 million, or 72.4%, to $483,000 for the fourth quarter of 2007 as compared to income from operations of $1.8 million for the same quarter last year primarily due to the lower sales. Income before provision for income taxes for the fourth quarter was $539,000 compared to $1.8 million last year, a decrease of 70.2%.  Net income for the quarter was $457,000, or $0.02 per basic and diluted share (based on 25.6 million shares) compared to net income of $1.1 million, or $0.04 per basic and diluted share (based on 24.3 and 25.3 million shares, respectively) for the fourth quarter of 2006.

Net sales for the full year 2007 were $35.5 million, a decrease of 5.1% compared to net sales of $37.3 million last year. Sales for the Engineered Products segment decreased by $2.6 million or 32.8%, Infection control sales decreased by $0.4 million or 6.2%, Extended care sales decreased by $0.3 million or 20.9%, partially offset by increased sales for the Disposable Protective Apparel segment of $1.4 million or 6.6%.

Gross profit for the full year was $16.4 million, or 46.4% gross profit margin, compared to gross profit of $17.3 million, or 46.4% gross profit margin last year.  Gross profit margin on the Engineered Products segment improved in 2007 and the gross profit margin on the Disposable Protective Apparel segment was down slightly due to increased costs from China.

Selling, general and administrative expenses were $12.5 million, an increase of $1.6 million or 14.7% compared to SG&A expenses of $10.9 million for the full year 2006. The increase is primarily due to increased expenses for the Engineered Products segment of $0.9 million, a severance agreement of $0.3 million for our previous SVP of Manufacturing, increased employee compensation of $0.2 million, increased travel to Asia of $0.1 million and increased marketing expenses of $0.1 million.

Income from operations for the full year was $3.4 million, a decrease of 42.6% compared to income from operations of $5.9 million in the year-ago period. Net income decreased 35.4% for the full year 2007 to $2.4 million, or $0.10 and $0.09 per basic and fully diluted share, respectively (based on 25.3 and 25.6 million shares, respectively) compared to net income of $3.7 million, or $0.15 per basic and fully diluted share (based on 24.1 and 25.1 million shares, respectively) for the same period last year.

The balance sheet continued to remain strong with a current ratio of 12.72 to 1 on December 31, 2007. We completed the quarter with cash and cash equivalents of $4.1 million and working capital of $22.7 million. Inventories as of December 31, 2007 totaled $14.1 million, up 11.0% compared to inventories as of December 31, 2006. Although inventory for the year increased, it decreased by $808,000 or 5.4% compared to June 30, 2007. We currently have no outstanding debt and maintain an unused $3.5 million credit facility.

During 2007, we repurchased 572,300 shares of our common stock and retired the stock as we have done to a total of 2,906,100 shares since 1999 through seven repurchase authorizations by the Board of Directors.  Lloyd Hoffman, Chief Financial Officer commented, “We currently believe that this is an effective use of cash as well as a benefit to our shareholders and we will continue to repurchase stock during 2008.”

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap and roof underlayment. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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-tables follow-

CONSOLIDATED INCOME STATEMENTS

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2007	2006	2007	2006

Net sales	$7,952,000	$10,536,000	$35,453,000	$37,338,000

Cost of goods sold, excluding depreciation and amortization	4,340,000	5,585,000	19,011,000	20,018,000

Gross margin	3,612,000	4,951,000	16,442,000	17,320,000

Expenses:
Selling, general and administrative	2,984,000	3,090,000	12,541,000	10,939,000
Depreciation and amortization	145,000	108,000	494,000	448,000

Income from operations	483,000	1,753,000	3,407,000	5,933,000

Other income
Equity in income of unconsolidated affiliates	20,000	44,000	214,000	60,000
Interest, net	36,000	14,000	94,000	36,000

Income before provision for income taxes	539,000	1,811,000	3,715,000	6,029,000

Provision for income taxes	82,000	729,000	1,298,000	2,290,000

Net income	$457,000	$1,082,000	$2,417,000	$3,739,000

Basic net income per share	$0.02	$0.04	$0.10	$0.15

Diluted net income per share	$0.02	$0.04	$0.09	$0.15

Basic weighted average shares outstanding	25,555,426	24,284,451	25,319,656	24,141,535

Diluted weighted average shares outstanding	25,570,969	25,338,329	25,615,730	25,129,198

BALANCE SHEET HIGHLIGHTS

	December 31st	December 31st
	2007	2006

Cash	$4,064,000	$1,837,000
Total Current Assets	$24,604,000	$22,297,000
Net Property and Equipment	$3,439,000	$3,355,000
Total Assets	$29,486,000	$26,852,000

Total Current Liabilities	$1,935,000	$2,679,000
Total Liabilities	$2,682,000	$3,372,000
Shareholder’s Equity	$26,804,000	$23,480,000
Total Liabilities and Equity	$29,486,000	$26,852,000